UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             INTERGRAPH CORPORATION
                             ----------------------
                                (Name of Issuer)

                      Common Shares, par value $0.10 share
                      ------------------------------------
                         (Title of Class of Securities)

                                    458683109
                                    ---------
                                 (CUSIP Number)

                                October 30, 2003
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 12 Pages
                              Exhibit List: Page 11

                                  SCHEDULE 13G

CUSIP No.  458683109                                          Page 2 of 12 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  KENSICO CAPITAL MANAGEMENT COMPANY

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                       a. [ ]
                                       b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          3,589,675
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         3,589,675
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,589,675

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    7.83%

12       Type of Reporting Person (See Instructions)

                                    CO

                                  SCHEDULE 13G

CUSIP No.  458683109                                          Page 3 of 12 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  KENSICO CAPITAL LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                      a. [ ]
                                      b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          2,559,010
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         2,559,010
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,559,010

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    5.58%

12       Type of Reporting Person (See Instructions)

                                    OO

                                  SCHEDULE 13G

CUSIP No.  458683109                                          Page 4 of 12 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MICHAEL LOWENSTEIN

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                      a. [ ]
                                      b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          3,589,675
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         3,589,675
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,589,675

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    7.83%

12       Type of Reporting Person (See Instructions)

                                    IN; HC

                                  SCHEDULE 13G

CUSIP No.  458683109                                          Page 5 of 12 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  THOMAS J. COLEMAN

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                      a. [ ]
                                      b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          3,679,675
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         3,679,675
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,679,675

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    8.03%

12       Type of Reporting Person (See Instructions)

                                    IN; HC

                                                             Page 6 of 12 Pages


Item 1(a)        Name of Issuer:

                 Intergraph Corporation (the "Issuer")

Item 1(b)        Address of the Issuer's Principal Executive Offices:

                 Huntsville, Alabama 35894-0001

Item 2(a)        Name of Person Filing:

                 The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                 i) Kensico  Capital  Management   Company   ("Kensico  Capital
                    Management");

                 ii) Kensico Capital LLC ("Kensico Capital");

                 iii) Michael Lowenstein ("Mr. Lowenstein"); and

                 iv) Thomas J. Coleman ("Mr. Coleman").

                 This statement relates to shares (as defined herein) held for the accounts of (i) Kensico Partners, L.P., a Delaware limited partnership ("Kensico Partners"), Kensico Associates, L.P., a Delaware limited partnership ("Kensico Associates"), Kensico Offshore Fund, Ltd., a limited liability company organized under the laws of the Cayman Islands, B.W.I., ("Kensico Offshore"), and Kensico American-Drawdown Fund, L.P., a Delaware limited partnership ("Kensico Drawdown" and, together with Kensico Partners, Kensico Associates and Kensico Offshore, the "Funds"). Kensico Capital Management serves as investment manager to the Funds and, in such capacity, may be deemed to have voting and dispositive power over the Shares held for the accounts of the Funds. Kensico Capital LLC serves as General Partner of the Funds, other than Kensico Offshore. Mr. Lowenstein and Mr. Coleman serve as Co-Presidents of Kensico Capital Management and are Managing Members of Kensico Capital.

Item 2(b)        Address of Principal Business Office or, if None, Residence:

                 The address of the principal business office of each of the Reporting Persons is 200 Park Avenue, Suite 3300, New York, N.Y. 10166.

Item 2(c)        Citizenship:

                 1) Kensico  Capital  Management  Company  is a Delaware
                    corporation;

                 2) Kensico Capital is a Delaware limited liability company;

                 3) Mr. Lowenstein is a citizen of the United States; and

                 4) Mr. Coleman is a citizen of the United States.

Item 2(d)        Title of Class of Securities:

                 Common stock, par value $0.10 per share (the "Shares").

Item 2(e)        CUSIP Number:

                 458683109

                                                              Page 7 of 12 Pages

Item 3. If this statement is filed pursuant to Rule 13d-1 (b), or 13d-2(b) or (c), check whether the person filing is a:

                 This Item 3 is not applicable.

Item 4.          Ownership:

Item 4(a)        Amount Beneficially Owned:

                 (1)  As  of  November  14,  2003,   each  of  Kensico  Capital
Management and Mr. Lowenstein may be deemed to be the beneficial owner of the 3,589,675 Shares held for the accounts of the Funds.

                 (2) As of November 14, 2003, Kensico Capital may be deemed to be the beneficial owner of 2,559,010 Shares held for the accounts of Kensico Partners, Kensico Associates and Kensico Drawdown.

                 (3) As of November 14, 2003, Mr. Coleman may be deemed to be the beneficial owner of 3,679,675 Shares. This amount consists of (A) 3,589,675 Shares held for the accounts of the Funds and (B) 90,000 Shares held for Mr. Coleman's personal account.

Item 4(b)        Percent of Class:

                  (1) The number of Shares of which each of Kensico Capital Management and Mr. Lowenstein may be deemed to be the beneficial owner constitutes 7.83% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recent quarterly report on Form 10-Q, the number of Shares outstanding was 45,837,980 as of October 24, 2003).

                 (2) The number of Shares of which Kensico Capital may be deemed to be the beneficial owner constitutes 5.58% of the total number of Shares outstanding.

                 (3) The number of Shares of which Mr. Coleman may be deemed to be the beneficial owner constitutes 8.03% of the total number of Shares outstanding/

Item 4(c)        Number of shares as to which such person has:

Kensico Capital Management
(i)   Sole power to vote or direct the vote:                           3,589,675
(ii)  Shared power to vote or to direct the vote                               0
(iii) Sole power to dispose or to direct the disposition of            3,589,675
(iv)  Shared power to dispose or to direct the disposition of                  0

                                                              Page 8 of 12 Pages


Kensico Capital
(i)   Sole power to vote or direct the vote:                           2,559,010
(ii)  Shared power to vote or to direct the vote                               0
(iii) Sole power to dispose or to direct the disposition of            2,559,010
(iv)  Shared power to dispose or to direct the disposition of                  0

Mr. Lowenstein
(i)   Sole power to vote or direct the vote:                           3,589,675
(ii)  Shared power to vote or to direct the vote                               0
(iii) Sole power to dispose or to direct the disposition of            3,589,675
(iv)  Shared power to dispose or to direct the disposition of                  0

Mr. Coleman
(i)   Sole power to vote or direct the vote:                           3,679,675
(ii)  Shared power to vote or to direct the vote                              0
(iii) Sole power to dispose or to direct the disposition of            3,679,675
(iv)  Shared power to dispose or to direct the disposition of                  0

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership of  More  than  Five  Percent  on Behalf  of Another
                  Person:

                  (i) The partners of Kensico Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Kensico Partners in accordance with their partnership interests in Kensico Partners.

                  (ii) The partners of Kensico Associates have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Kensico Associates in accordance with their partnership interests in Kensico Associates.

                  (iii) The shareholders of Kensico Offshore have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Kensico Offshore in accordance with their ownership interests in Kensico Offshore.

                  (iv) The partners of Kensico Drawdown have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Kensico Drawdown in accordance with their partnership interests in Kensico Drawdown.

                                                              Page 9 of 12 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                             Page 10 of 12 Pages

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    November 14, 2003                    KENSICO CAPITAL MANAGEMENT COMPANY


                                              By:/s/ Michael Lowenstein
                                              ----------------------------------
                                              By: Michael Lowenstein
                                                  Authorized Signatory


Date:    November 14, 2003                    KENSICO CAPITAL LLC


                                              By:/s/ Michael Lowenstein
                                              ----------------------------------
                                              By: Michael Lowenstein
                                                  Authorized Signatory


Date:    November 14, 2003                    MICHAEL LOWENSTEIN


                                              /s/ Michael Lowenstein
                                              ----------------------------------

Date:    November 14, 2003                    THOMAS J. COLEMAN


                                              /s/ Thomas J. Coleman
                                              ----------------------------------

                                                             Page 11 of 12 Pages



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------
A.      Joint Filing Agreement dated as of November 14, 2003,
        by and among Kensico Capital Management Company, Kensico
        Capital LLC, Mr. Michael Lowenstein, and Mr. Thomas J.
        Coleman..................................................             12

                                                             Page 12 of 12 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

          The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock of Intergraph Corporation, dated as of November 14, 2003, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.


Date:    November 14, 2003                    KENSICO CAPITAL MANAGEMENT COMPANY


                                              By:/s/ Michael Lowenstein
                                              ----------------------------------
                                              By: Michael Lowenstein
                                                  Authorized Signatory


Date:    November 14, 2003                    KENSICO CAPITAL LLC


                                              By:/s/ Michael Lowenstein
                                              ----------------------------------
                                              By: Michael Lowenstein
                                                  Authorized Signatory


Date:    November 14, 2003                    MICHAEL LOWENSTEIN


                                              /s/ Michael Lowenstein
                                              ----------------------------------

Date:    November 14, 2003                    THOMAS J. COLEMAN


                                              /s/ Thomas J. Coleman
                                              ----------------------------------